SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

U.S. Xpress Enterprises, Inc.
(Name of Subject Company)

U.S. Xpress Enterprises, Inc.
(Name of Person(s) Filing Statement)

Class A Common Stock, $.01 par value
(Title of Class of Securities)

90338N103
(CUSIP Number of Class of Securities)

John W. Murrey, III
Chairman of the Special Review Committee
of the Board of Directors
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, Tennessee 37421
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a Copy to:

Terry C. Bridges
W. Brinkley Dickerson
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200, Bank of America Building
Atlanta, Georgia 30308-2216

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

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ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9” or the “Statement”) relates is U.S. Xpress Enterprises, Inc., a Nevada Corporation ( the “Company” or “U.S. Xpress”). The address of the principal executive offices of U.S. Xpress is 4080 Jenkins Road, Chattanooga, Tennessee 37421. The telephone number of the principal executive offices of U.S. Xpress is (423) 510-3308.

Securities

This Statement relates to U.S. Xpress’ Class A Common Stock, par value $.01 per share (“Class A Shares”). As of September 24, 2007, there were 12,511,580 Class A Shares issued and outstanding, including 378,006 restricted Class A Shares, and 3,040,262 shares of Class B common stock, par value $0.01 per share (“Class B Shares”). In addition, as of September 24, 2007, there were 544,515 options to issue Class A Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address of Person Filing this Statement

The name, business address and business telephone number of U.S. Xpress, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information.”

Tender Offer

This Statement relates to the tender offer by New Mountain Lake Acquisition Company, a Nevada Corporation (“Purchaser”), and a wholly owned subsidiary of New Mountain Lake Holdings, LLC, a Nevada limited liability company (“Holding Company”), to purchase for cash all outstanding shares of Class A Stock, other than the Class A Shares already owned by Purchaser, Holding Company and the Continuing Investors (as defined below) at a price of $20.10 per share (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 12, 2007 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal,” and, which, collectively with the Offer to Purchase, and as may be amended from time to time, constitutes the “Offer”). Holding Company is owned by Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership (collectively, the “Continuing Investors”). Mr. Quinn and Mr. Fuller serve as the President and Chief Executive Officer, respectively, of U.S. Xpress and are Co-Chairman of the U.S. Xpress board of directors. According to the Schedule TO (as defined below), the Continuing Investors currently own approximately 26.9% of the outstanding Class A Shares and 100% of the outstanding Class B Shares. The Class A Shares have one vote per share and the Class B Shares have two votes per share, and all such shares vote together as a single class on most matters. As a result of their ownership of Class A and Class B Shares, the Continuing Investors collectively hold approximately 50.8% of the voting power of all outstanding shares of common stock of U.S. Xpress. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”), filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on September 12, 2007. The Offer to Purchase is filed as Exhibit (a)(1)(A) to this Statement.

According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City time, on October 11, 2007, unless the Offer is extended. The Schedule TO states that the principal executive offices of Purchaser are located at 3993 Howard Hughes Parkway, Suite 250, Las Vegas, Nevada 89169-6754. The telephone number of Purchaser is (423) 255-9757.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn a number of Class A Shares that, excluding the Class A Shares beneficially owned by Purchaser, Holding Company, the Continuing Investors and the directors and executive officers of U.S. Xpress, will constitute at least a majority of the remaining outstanding Class A Shares as of the date the Class A Shares are accepted for payment pursuant to the Offer (the “Majority of Unaffiliated Shares Condition”); (ii) there being validly tendered and not withdrawn a number of Class A Shares, that when aggregated with the Class A Shares and Class B Shares to be contributed by the Continuing Investors to Purchaser, will represent ninety percent (90%) of the issued and outstanding Class A Shares and Class B Shares combined, on a fully diluted basis, as of the date of the Class A Shares are accepted for payment pursuant to the Offer (the “90% Condition”); (iii) Purchaser’s receipt of proceeds under its financing commitment from SunTrust Bank and SunTrust Robinson Humphrey (the “Funding Condition”); (iv) the taking of all necessary action by the U.S. Xpress board of directors to render inapplicable all relevant anti-takeover statutes, including Section 78.378, et seq. of the Nevada Revised Statutes, and the continuing effectiveness of such action (the “Anti-Takeover Condition”); and (v) the expiration and termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the regulations thereunder (the “Antitrust Condition”). The Offer also is subject to certain other conditions described in “The Tender Offer — Section 11. Conditions to the Offer” in the Offer to Purchase, which is incorporated by reference in this Statement. Any of the conditions to the Offer, other than the Majority of Unaffiliated Shares Condition and the Anti-Trust Condition, may be waived by the Purchaser. Purchaser, however, will not waive the 90% Condition without the prior consent of the Special Committee (as defined below) of the U.S. Xpress board of directors.

Also according to the Schedule TO, if the Offer is completed and the Anti-Takeover Condition and the 90% Condition are satisfied, Purchaser will effect a merger between U.S. Xpress and Purchaser under the “short-form” merger provisions of Chapter 92A of the Nevada Revised Statutes (the “Merger”), unless it is not lawful to do so. Under Chapter 92A.180 of the Nevada Revised Statutes, the Merger may be effected without the affirmative vote of, or prior notice to, the board of directors or stockholders of U.S. Xpress upon ownership by Purchaser of at least 90% of the outstanding Class A Shares and Class B Shares combined. If all conditions to the Offer have been satisfied or waived, where applicable, the Continuing Investors will contribute their Class A Shares and Class B Shares to Purchaser in order to facilitate the Merger.

With respect to all information contained in the Schedule TO, including information concerning Messrs. Quinn and Fuller and/or Purchaser or its stockholders, affiliates, officers or directors, or actions or events with respect to any of them, neither U.S. Xpress nor the Special Committee take responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Special Committee

On June 22, 2007, the board of directors established a committee of disinterested directors consisting of John W. Murrey, III, James E. Hall, and Robert J. Sudderth, Jr. (the “Special Committee”). The Special Committee was given authority to analyze the Offer, negotiate the terms and conditions of the Offer and to make a recommendation regarding the Offer on behalf of the U.S. Xpress board of directors to the stockholders. No member of the Special Committee is an officer of U.S. Xpress or has an affiliation with Purchaser, except as a security holder or director of U.S. Xpress, and no member of the Special Committee has any agreement or promise of a future benefit from Purchaser or any of its executive officers, directors or affiliates.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between U.S. Xpress and (i) U.S. Xpress’ executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or affiliates, see “Special Factors — Section 9. Related Party Transactions” and “The Tender Offer - Section 8. Certain Information Concerning Purchaser, Holding Company, and the Continuing Investors” in the Offer to Purchase. Certain other contracts, arrangements, or understandings between U.S. Xpress and certain of its directors and executive officers are described under the captions, “Executive Compensation,” pages 18-22, “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions,” in U.S. Xpress’ Proxy Statement dated April 11, 2007 for the U.S. Xpress 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting Proxy Statement”), a copy of which was previously furnished to stockholders. A copy of such portions of the 2007 Annual Meeting Proxy Statement is filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Director and Officer Ownership of Shares

Officers and directors of U.S. Xpress who own Class A Shares (other than the Continuing Investors) will receive the same consideration as the other holders of Class A Shares in the Offer. As of September 24, 2007, the named executive officers of U.S. Xpress (other than the Continuing Investors) owned, in the aggregate 36,994 Class A Shares and would receive a payment for such Class A Shares in the aggregate amount of $743,579.40 upon the consummation of the Offer and the Merger. As of September 24, 2007, the members of the Special Committee owned, in the aggregate, 15,992 Class A Shares and, if the Offer and the Merger are consummated, would receive a payment for such Class A Shares in the aggregate amount of $321,439.20.

In general, Purchaser, Holding Company and the Continuing Investors will not tender Class A Shares owned by them in the Offer. However, certain Class A Shares held by the Continuing Investors in the U.S. Xpress XPRE$$AVINGS 401(k) Plan may be tendered in the Offer or cancelled in the Merger for administrative ease. Such Class A Shares are not expected to exceed 20,000 shares in the aggregate.

Director and Officer Ownership of Stock Options

Following the completion of the Offer, the Continuing Investors intend to cause U.S. Xpress to cancel all of the remaining U.S. Xpress options, regardless of whether those options are vested or unvested. In exchange, each option holder would receive a cash payment from U.S. Xpress with respect to each share subject to each such option plan in an amount equal to the excess, if any, of $20.10, without interest thereon and less any required withholding taxes, over the exercise price of each such option, as such price may have been adjusted. Options held by Messrs. Quinn and Fuller, to the extent they are not exercised prior to the Merger, will be cancelled without any payment therefore.

As of September 24, 2007, the named executive officers of U.S. Xpress (other than the Continuing Investors) held vested options to acquire an aggregate of 220,000 Class A Shares, with exercise prices ranging from $6.50 to $19.13 per share, and would, based on amendments to the relevant option being made as contemplated by the Continuing Investors, be entitled to receive a payment for such options in the aggregate amount of $1,781,125 upon the cancellation of such options after the completion of the Offer. As of September 24, 2007, the members of the Special Committee held vested and unvested options to acquire an aggregate of 26,400 Class A Shares, with exercise prices ranging from $7.10 to $20.88 per share, and would, based on amendments to the relevant option plan being made as contemplated by the Continuing Investors, be entitled to receive a payment for such options in the aggregate amount of $186,807 upon the cancellation of such options after the completion of the Offer.

Director and Officer Ownership of Restricted Shares

As of September 24, 2007, the named executive officers of U.S. Xpress (other than the Continuing Investors) owned, in the aggregate 93,065 shares of restricted Class A Common Stock, par value $0.01 per share (the “Restricted Shares”) and would receive a payment for such Restricted Shares in the aggregate amount of $1,870,606.50 upon the consummation of the Offer and the Merger. The members of the Special Committee do not own any Restricted Shares.

Director Compensation

Non-employee directors of U.S. Xpress receive an annual retainer of $20,000. In addition to the annual retainer, non-employee directors receive $1,500 per board of directors’ meeting attended in person (or separate committee meeting attended in person), and $500 per board of directors’ meeting attended by telephone (or separate telephonic committee meeting). Non-employee directors are reimbursed for travel and other related expenses incurred in attending meetings. Non-employee directors have the option to accept Class A Shares in lieu of the annual retainer and meeting fees.

Each non-employee director is granted options to purchase 1,200 Class A Shares on the date he/she is elected or reelected. Such options are granted at an exercise price equal to the fair market value of the Class A Shares as of the grant date and vest in equal increments of 400 shares on each of the first, second and third anniversaries of the date of grant.

Directors who are employees or employees of one of U.S. Xpress’ subsidiaries do not receive compensation for board or committee service. Employee directors are reimbursed for travel and other related expenses.

The members of the Special Committee will each receive $50,000 as compensation for serving on the Special Committee, and U.S. Xpress will reimburse the members of the Special Committee for any out-of-pocket expenses.

Indemnification and Insurance

U.S. Xpress’ Restated Articles of Incorporation contain certain provisions permitted under Chapter 78 of the Nevada Revised Statutes relating the liability of U.S. Xpress’ directors. These provisions eliminate to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes a director’s personal liability to U.S. Xpress or U.S. Xpress’ stockholders for monetary damages resulting from a breach of fiduciary duty.

U.S. Xpress’ Restated Articles of Incorporation and Bylaws also contain provisions that require it to indemnify its directors and officers, provided that such director or officer has met the applicable standard of conduct for indemnification. A copy of U.S. Xpress’ Restated Articles of Incorporation is attached hereto as Exhibit (e)(2), and is incorporated herein by reference. A copy of U.S. Xpress’ Restated Bylaws is attached hereto as Exhibit (e)(3), and is incorporated herein by reference.

Effective August 9, 2007, U.S. Xpress entered into Indemnification Agreements with each of Max L. Fuller, Patrick E. Quinn, Robert J. Sudderth, James E. Hall and John W. Murrey, III (individually, a “Director,” collectively, the “Directors”). Copies of the form of Indemnification Agreement entered into with each Director are attached hereto as Exhibits (e)(5), (e)(6), (e)(7), (e)(8) and (e)(9), and are incorporated by reference into this Statement.

The Indemnification Agreements provide, among other things, that U.S. Xpress shall indemnify and hold harmless the Director, to the fullest extent permitted by law, against any and all liabilities and assessments arising out of or related to any threatened, pending, or completed action, suit, proceeding, inquiry, or investigation, whether civil, criminal, administrative, or other, including, but not limited to, judgments, fines, penalties, and amounts paid in settlement (whether with or without court approval), and any interest, assessments, excise taxes, or other charges paid or payable in connection with or in respect of any of the foregoing, incurred by the Director and arising out of his status as a director or member of a committee of the U.S. Xpress board of directors, or by reason of anything done or not done by the Director in such capacities. Subject to certain procedures, U.S. Xpress will advance all expenses incurred by the Director in connection with any action. In addition, the Indemnification Agreements provide that U.S. Xpress will maintain the current policies of directors’ and officers’ liability insurance for a period of six years from the date of the expiration of the current term of its directors’ and officers’ liability policies and will establish an escrow pursuant to an escrow agreement (the “Escrow Agreement”) for the benefit of all of the Directors by depositing into escrow an amount in cash equal to $250,000 for the payment of sums payable by U.S. Xpress under the Indemnification Agreements and to cover certain deductible amounts payable under U.S. Xpress’ policy of directors’ and officers’ liability insurance. The indemnification provided under the Indemnification Agreements shall continue for any action taken while serving in an indemnified capacity even though the Director may have ceased to serve as a director. However, U.S. Xpress will not be liable under the Indemnification Agreements for payment of any liability or expense incurred by a Director if the Director has not met the standard of conduct for indemnification set forth in Section 78.7502 (or any statutes cross-referenced therein) of the Nevada Revised Statutes.

On August 23, 2007, U.S. Xpress and the Directors entered into an Escrow Agreement with LaSalle Bank National Association, as escrow agent, and U.S. Xpress deposited the sum of $250,000 in escrow with the escrow agent. A copy of the Escrow Agreement with LaSalle Bank is attached hereto as Exhibit (e)(4), and is incorporated by reference into this Statement.

U.S. Xpress and Purchaser have not entered into any agreement relating to the Offer or the Merger. The terms and conditions of the Offer are contained in the Schedule TO and the Offer to Purchase.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation — No Recommendation/Neutral Position

At a meeting held on September 20, 2007, the Special Committee, determined, after careful consideration, including a thorough review of the Offer with the Special Committee’s financial and legal advisors, that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer. The Special Committee has made no determination whether the Offer is fair and in the best interests of the holders of the Class A Shares, and is making no recommendation regarding whether the holders of the Class A Shares should accept the Offer and tender their Class A Shares. While the Offer Price of $20.10 per Class A Share is within the range of values indicated by the financial analyses performed by the Special Committee’s independent financial advisor, the Offer Price falls below the offer price of $21.00 per Class A Share which was deemed by the Special Committee as the minimum offer price for which the Special Committee would recommend in favor of the Offer. Consequently, the Special Committee advises each holder of Class A Shares to make its own decision regarding the Offer based on all of the available information, including the background of the Offer and the factors considered by the Special Committee as described below.

A press release communicating the Special Committee’s recommendation is filed as Exhibit (a)(2) and is incorporated by reference herein.

Background of the Offer

At the board of directors’ meeting on June 22, 2007, Messrs. Quinn and Fuller advised the other members of the board of directors of their intention to have a newly formed entity, wholly-owned by Messrs. Quinn and Fuller and their affiliates, commence a tender offer to purchase the outstanding Class A Shares not already owned by Messrs. Quinn and Fuller and their affiliates for $20.00 per Class A Share in cash and delivered the following letter to the other members of U.S. Xpress board of directors:

June 22, 2007
The Board of Directors
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, Tennessee 37421

Gentlemen:

On behalf of our company, Mountain Lake Acquisition Company (“MLAC”), we are pleased to announce the intention to pursue a “going-private” transaction in which MLAC would obtain 100% ownership of U.S. Xpress Enterprises, Inc. (the “Company”) by purchasing all unaffiliated shares for cash at $20.00 per share. MLAC has obtained a commitment letter from SunTrust Bank and SunTrust Capital Markets to fund the transaction and has retained Stifel Nicolaus as its financial advisor in connection with determining the offer price. The price represents a premium of 44% over the $13.88 per share average reported closing price of U.S. Xpress’ Class A common stock for the 30 trading days ended on June 21, 2007, and a 41% premium over the $14.23 per share reported closing price on June 21, 2007.

We intend to pursue the transaction through a tender offer we expect to be commenced as soon as practicable. We have formed MLAC to conduct the tender offer. Promptly following the completion of the tender offer MLAC expects to cause a “short-form” merger in which it would acquire at $20.00 per share any Class A common stock of U.S. Xpress that was not acquired in the tender offer.

Currently, we and certain affiliated entities who intend to contribute our shares to MLAC beneficially own approximately 28% of the outstanding Class A common stock of U.S. Xpress, as well as 100% of U.S. Xpress’ outstanding Class B common stock, for an aggregate of approximately 42% of the outstanding Class A and Class B common shares. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to two votes per share. We and the affiliated entities that will join us do not intend to tender in the offer, nor will we consider any offer to purchase these shares.

The tender offer will be condition upon, among other things, (1) there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of shares of U.S. Xpress’ Class A common stock that would, when aggregated with the shares of all Class A and Class B common stock owned by us and certain affiliated entities, represent at least 90% of all U.S. Xpress’ Class A and Class B common stock then outstanding, (2) there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of shares of U.S. Xpress’ Class A common stock that represent at least a majority of the total number of shares of U.S. Xpress’ Class A and Class B common stock outstanding on such date that are not held by us, our affiliated entities, or the directors and executive officers of U.S. Xpress, and (3) MLAC’s receipt of proceeds under its financing commitment. The conditions will be set forth in detail in the tender offer statement on Schedule TO and related documents to be filed with the Securities and Exchange Commission.

As a general matter, use of the tender offer structure is expected to enable U.S. Xpress’ stockholders to receive payment for their shares earlier than would be the case if the parties sought to negotiate a merger agreement. In order to promptly and fully realize these benefits for U.S. Xpress’ stockholders, MLAC would like to complete the acquisition of U.S. Xpress’ public shares as quickly as possible. Therefore, following completion of the tender offer, MLAC intends to utilize a short-form merger procedure, assuming it attains the requisite share ownership.

We believe it would be desirable for U.S. Xpress’ three independent directors to be constituted as a special committee to respond to our proposal on behalf of U.S. Xpress’ public stockholders. As members of U.S. Xpress’ Board of Directors, we will vote in favor of that delegation of authority. We also encourage the special committee, once it is formed, to retain legal and financial advisors to assist it in its review.

A copy of the press release announcing MLAC’s intention to commence a tender offer is attached for your information. We expect to issue the press release after the market closes today.

Very truly yours,

Mountain Lake Acquisition Company

By:	/s/ Max L. Fuller
Max L. Fuller
Chief Executive Officer

By:	/s/ Patrick E. Quinn
Patrick E. Quinn
President

Messrs. Quinn and Fuller stated their intention to abstain from any participation in the deliberations of the board of directors regarding the Offer. At this meeting, the board of directors established a committee of disinterested directors (the “Special Committee”) consisting of John W. Murrey, III, James E. Hall, and Robert J. Sudderth, Jr., each of whom is a holder of Class A Shares and/or options to purchase Class A Shares. None of the members of the Special Committee had any interest in Purchaser or Holding Company and did not, other than as a security holder or director, have any relationship with U.S. Xpress. The board of directors also appointed Mr. Murrey to serve as the chairman of the Special Committee. The Special Committee was given authority to, among other things, (i) evaluate the Offer, (ii) to negotiate the terms and conditions of the Offer, (iii) to identify, review, consider and recommend possible strategic or financial alternatives to the Offer and (iv) to make a recommendation regarding such Offer on behalf of the U.S. Xpress board of directors to the holders of the Class A Shares. In addition, the board of directors determined that the members of the Special Committee would each receive $50,000 as compensation for serving on the Special Committee and that U.S. Xpress would reimburse the members of the Special Committee for any out-of-pocket expenses. In the resolutions appointing the Special Committee, the board of directors further stated that if the Offer was not concluded by September 30, 2007, that the board of directors would review such compensation to determine if the members of the Special Committee were being compensated fairly and adequately for their responsibilities and duties and to determine if additional compensation was appropriate.

Messrs. Quinn and Fuller on behalf of Mountain Lake Acquisition Company (“MLAC”) issued a press release later that day after the close of the stock market to announce the Offer.

On July 5, 2007, the Special Committee convened a meeting by telephone to discuss organizational matters and the engagement of legal and financial advisors to advise the Special Committee with respect to the Offer. Over the next several days, the Special Committee interviewed representatives from four law firms and decided on July 9, 2007, to retain Troutman Sanders LLP (“Troutman Sanders”) as its independent legal counsel based upon the qualifications and experience of the firm.

On July 12, 2007, the Special Committee met in person at the offices of U.S. Xpress with representatives of Troutman Sanders to discuss the Offer, the retention of an independent financial advisor to advise the Special Committee and the retention of a law firm in Nevada to serve as special counsel to the Special Committee on Nevada legal matters. During this meeting, the Special Committee discussed various investment banking firms as possible candidates to serve as the Special Committee’s financial advisor. The Special Committee also voted to engage Lionel, Sawyer & Collins to serve as special counsel to the Special Committee on Nevada legal matters. At this meeting, the Special Committee further considered whether there were any relationships between any members of the Special Committee, on the one hand, and U.S. Xpress and Messrs. Quinn and Fuller, on the other hand, for potential conflicts of interest in evaluating the Offer. After this review, Mr. Sudderth decided given that Messrs. Quinn and Fuller had obtained a commitment letter from SunTrust Bank and SunTrust Capital Markets, Inc. (collectively, “SunTrust”) with respect to the financing of the Offer that he would resign as a member of the local advisory board of SunTrust in Chattanooga, Tennessee in order to avoid any appearance of a potential conflict of interest. On this same day, Troutman Sanders delivered a due diligence list requesting certain information to U.S. Xpress’ general counsel.

After this meeting, the Special Committee solicited proposals from six investment banking firms that the Special Committee had selected based upon each firm’s reputation, experience in the trucking industry and absence of any significant business relationships with U.S. Xpress and/or Messrs. Quinn and Fuller.

On July 13, 2007, a representative of Troutman Sanders contacted a representative of the Scudder Law Firm, P.C., L.L.O. (the “Scudder Law Firm”) and requested on behalf of the Special Committee that Messrs. Quinn and Fuller refrain from formally commencing the tender offer for a short time to allow the Special Committee time to retain a financial advisor, to perform an evaluation of the Offer and to be in a better position to respond.

On July 17, 2007, a representative of the Scudder Law Firm contacted a representative of Troutman Sanders and communicated the willingness of Messrs. Quinn and Fuller to grant the Special Committee’s request for deferral of any tender offer to allow the Special Committee additional time to conduct its analysis and deliberations. In addition, in a later telephone conversation, the representative of the Scudder Law Firm requested that the Special Committee consider resolutions consenting to the formation of Purchaser and Holding Company and the transfer of Class A Shares and Class B Shares by the Continuing Investors to Purchaser and Holding Company at an appropriate time. These resolutions were requested by the Scudder Law Firm as a precautionary measure to protect against any inadvertent or technical noncompliance with Section 78.411, et seq. of the Nevada Revised Statutes. For additional information regarding Section 78.411, et seq. of the Nevada Revised Statutes and Nevada anti-takeover statutes generally, see “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

On July 18, 2007, the Special Committee held a meeting in Washington, D.C. and interviewed the six investment banking firms that had submitted proposals. The Special Committee met again by telephone on July 23, 2007 and on July 24, 2007, to discuss the six investment banking firms that the Special Committee had interviewed and the various fee proposals received from each of these investment banking firms. On July 24, 2007, the Special Committee met again by telephone and elected to engage Wachovia Capital Markets, LLC (“Wachovia Securities”) to serve as its financial advisor, based primarily upon the qualifications, experience, proposed fee, reputation and independence of this firm, and instructed Troutman Sanders to negotiate the terms of an engagement letter with Wachovia Securities.

On July 27, 2007, a special meeting of the board of directors was held at the offices of U.S. Xpress for the purpose of discussing the timing of a tender offer, the status of preparations for a tender offer and the status of the Special Committee’s proceedings. All members of the board of directors attended this meeting, along with representatives of the Scudder Law Firm and Troutman Sanders. Also in attendance were Mr. Ray Harlin, U.S. Xpress’ Chief Financial Officer, and Ms. Lisa M. Pate, U.S. Xpress’ general counsel and a partner of Quinn Family Partners. During this meeting, Messrs. Quinn and Fuller informed the other board members that because of the recent downturn that had transpired in the credit market generally that they were currently renegotiating the terms of the commitment letter with SunTrust. The Special Committee provided Messrs. Quinn and Fuller with an update on their process in reviewing the Offer to date, including a general summary of the financial terms being negotiated with Wachovia Securities, as the Special Committee’s financial advisor. At this meeting, the board of directors also discussed the general terms of indemnification arrangements to be entered into by U.S. Xpress for the benefit of each of the directors, including Messrs. Quinn and Fuller and each member of the Special Committee. For more information regarding the indemnification arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Indemnification and Insurance” of this Statement. In addition, Messrs. Quinn and Fuller requested that the Special Committee take certain action to approve the transfer of the Class A Shares and the Class B Shares by the Continuing Investors to a newly formed entity wholly owned by the Continuing Investors for purposes of rendering inapplicable certain Nevada anti-takeover statutes in order to facilitate the negotiation of a new commitment letter with SunTrust. For more information regarding Section 78.411, et seq. of the Nevada Revised Statutes and Nevada anti-takeover statutes generally, see “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase. At this meeting, Messrs. Quinn and Fuller further renewed their assertion that they would not consider any offer to purchase their shares, which represent 42% of the outstanding shares of the common stock and approximately 50.8% of the voting power of all outstanding shares of common stock of U.S. Xpress.

The Special Committee then met separately from the board of directors and approved the formation of this new entity by the Continuing Investors to be continuously wholly-owned by the Continuing Investors and the transfer of the Class A Shares and/or Class B Shares owned by Continuing Investors to this new entity for purpose of rendering inapplicable certain Nevada anti-takeover statutes with respect to this entity.

On July 30, 2007, the Special Committee and Wachovia Securities entered into the engagement letter, and Wachovia Securities commenced its review of U.S. Xpress on behalf of the Special Committee by delivering a list to U.S. Xpress requesting certain information regarding U.S. Xpress.

On August 1, 2007, representatives of Wachovia Securities met with Mr. Fuller and certain other executive officers of U.S. Xpress as part of their review on behalf of the Special Committee of the proposed Offer and U.S. Xpress. Wachovia Securities reviewed and discussed with Mr. Fuller and U.S. Xpress’ executive officers the Offer, the terms and the status of the proposed financing of the transaction, financial information and the financial projections related to U.S. Xpress that were prepared by Messrs. Quinn and Fuller and U.S. Xpress’ management. During this meeting, the representatives of Wachovia Securities asked specific questions regarding the financial projections, and Mr. Fuller expressed his confidence that the results set forth in the financial projections were achievable. For additional information regarding the financial projections, see “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to

Purchase. Also, representatives of Wachovia Securities inquired as to whether Messrs. Quinn and Fuller would be interested in considering offers from third parties for the purchase of their Class A Shares and Class B Shares and were informed emphatically by Mr. Fuller that Messrs. Quinn and Fuller were not interested. The representatives of Wachovia Securities further discussed with Mr. Fuller and the other executive officers of U.S. Xpress, U.S. Xpress’ business strategy and the financial evaluation of U.S. Xpress that had been conducted by Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) at the request of Messrs. Quinn and Fuller in connection with the Offer and were given the opportunity to speak by telephone with the representatives of Stifel Nicolaus regarding their financial evaluation. During this discussion with Stifel Nicolaus, the representatives of Wachovia Securities pointed out that the financial evaluation of U.S. Xpress prepared by Stifel Nicolaus did not include a discounted cash flow analysis or any other financial analyses based on the financial projections prepared by U.S. Xpress’ management . The representatives of Wachovia Securities were informed by Stifel Nicolaus’ representatives that such analysis was not performed because of time constraints. In addition, the representatives of Wachovia Securities requested the opportunity to discuss the financing of the proposed tender offer with SunTrust.

On August 2, 2007, the Special Committee met by telephone to receive an update from Wachovia Securities regarding the meeting that had occurred on August 1, 2007. During this meeting, the representatives of Wachovia Securities also discussed the financial analysis performed by Stifel Nicolaus and the status of the financing for the transaction.

On August 7, 2007, the Special Committee met in person in Chattanooga, Tennessee, together with representatives of Troutman Sanders and Wachovia Securities. Wachovia Securities discussed and reviewed with the Special Committee the terms of the Offer and reviewed their preliminary financial analyses of U.S. Xpress using a range of methodologies. Wachovia Securities’ presentation also discussed, and Wachovia Securities explored with the Special Committee, four separate, potential strategic alternatives to the Offer. These alternatives included implementation of the current/alternative business plan, leveraged dividend/share buyback, a sale to a strategic buyer and a sale to a financial buyer. Wachovia Securities reviewed with the Special Committee a number of potential strategic buyers but noted that there had been few large strategic acquisitions of truckload service companies in the past. Further, Wachovia Securities stated its view that several factors, including the Company’s historically low operating margins and returns and certain uncertainties in the truckload market, could dampen competing strategic interest for U.S. Xpress. In addition, Wachovia Securities stated its view that the current dislocation in the financing markets would make financing for a private equity buyout of U.S. Xpress extremely difficult to achieve in the near term. However, since the terms of the Offer were public, the Special Committee recognized that strategic and financial buyers could make unsolicited, competing proposals for the purchase of U.S. Xpress were they interested in doing so. Moreover, the Special Committee further noted that in view of Messrs. Quinn’s and Fuller’s 50.8% voting control and positions as the senior management of U.S. Xpress and the stated intention of Messrs. Fuller and Quinn not to consider other offers for the purchase of their shares or other transactions that would similarly result in the disposition of their shares, the Special Committee considered the only practical alternative to U.S. Xpress continuing in its current mode as a public company with Messrs. Quinn and Fuller maintaining voting control and their positions as senior management was to entertain a “going private” transaction with Messrs. Quinn and Fuller such as the proposed offer.

The Special Committee and representatives of Wachovia Securities then explored the possibility of proposing to Messrs. Quinn and Fuller an increase in the offer price to an amount above $20.00 per Class A Share. Based on suggestions from both Wachovia Securities and Troutman Sanders, the Special Committee also discussed certain structural changes to the terms of the Offer that the Special Committee might propose for the benefit of the minority stockholders. Representatives of Wachovia Securities noted that its preliminary financial analyses of U.S. Xpress, and in particular its discounted cash flow analysis and implied future share price analysis that were based upon management’s financial projections, indicated values in excess of $20.00 per Class A Share. The Special Committee and the representatives of Wachovia Securities also discussed the financial analyses performed by Stifel Nicolaus including that the top of the Stifel Nicolaus price range had been $20.50 per Class A Share and that the Stifel Nicolaus’ analysis did not include a discounted cash flow analysis or any other financial analyses that were based upon the financial projections prepared by U.S. Xpress’

management. The representatives of Wachovia Securities further noted that since the date of the announcement by Messrs. Quinn and Fuller of their intention to commence a tender offer on June 22, 2007, a large turnover in the ownership of the Class A Shares had occurred and that a substantial majority of the Class A Shares not owned by the Continuing Investors were held by institutional investors.

Based upon these discussions, although the Special Committee concluded that the Special Committee was not inclined to recommend in favor of the Offer at an offer price of $20.00, the Special Committee expressed its desire not to take any action that that would deny the holders of the Class A Shares the ability to consider the Offer and noted that the Special Committee had previously taken certain actions pursuant to Nevada anti-takeover statutes to facilitate the Offer. The Special Committee then decided that it would propose to Messrs. Quinn and Fuller an increase in the offer price from $20.00 per Class A Share to $23.00 per Class A Share and would propose the following structural changes to the terms of the Offer:

•	a non-waivable 90% Condition in order to consummate the Offer;

•	a commitment by Messrs. Quinn and Fuller to contribute their Class A Shares and Class B Shares to the purchasing corporation in the tender offer and to effect a “short form” merger of U.S. Xpress with the purchasing corporation once the 90% Condition was satisfied;

•	confirmation from Messrs. Quinn and Fuller of their unwillingness to sell their Class A Shares and Class B Shares to an alternate, competing bidder; and

•	an affirmative representation by the purchasing corporation in the Offer to Purchase that following the consummation of the Offer and the “short form” merger that U.S. Xpress would be solvent.

On August 10, 2007, representatives of Wachovia Securities contacted a representative of Stifel Nicolaus to discuss the position of the Special Committee with respect to the offer price and structure of the proposed tender offer. The representatives of Wachovia Securities indicated that the Special Committee was not inclined at this time to recommend in favor of the proposed tender offer based on the presently proposed price and terms. The representatives of Wachovia Securities further indicated that the Special Committee would consider the overall combination of price and terms and communicated that the Special Committee would be willing to recommend in favor of a proposal that included a price of $23.00 per Class A Share and the acceptance of the Special Committee’s proposed structural changes to the terms of the Offer. The representatives of Wachovia Securities also requested the opportunity to discuss the status of the financing for the proposed tender offer with SunTrust and provided the representative of Stifel Nicolaus with a summary of the structural changes to the Offer proposed by the Special Committee.

Over the next several days, representatives of Wachovia Securities attempted to negotiate through Stifel Nicolaus an increase in the offer price and an improvement in the structural terms of the proposed terms of the Offer. Wachovia Securities had several conversations with Stifel Nicolaus in which Wachovia Securities reviewed the reasons for the Special Committee’s request that Messrs. Quinn and Fuller increase the offer price to $23.00 per Class A Share and communicated to Stifel Nicolaus the results of Wachovia Securities’ preliminary financial analysis of U.S. Xpress and the fact that when applied to the financial projections prepared by U.S. Xpress’ management, Wachovia Securities’ discounted cash flow analysis and implied future share price analysis produced values in excess of $20.00 per Class A Share and supported an increase in the offer price to $23.00 per Class A Share. Although Wachovia Securities declined to provide its written preliminary financial analysis for review by Stifel Nicolaus, Messrs. Quinn and Fuller or Purchaser, the representatives of Wachovia Securities did provide a description to Stifel Nicolaus as to how Wachovia Securities conducted its preliminary financial analyses and provided the representatives of Stifel Nicolaus with the opportunity to ask questions regarding the details of its analyses. The representatives of Wachovia Securities inquired again as to whether Stifel Nicolaus had conducted a discounted cash flow analysis, and were informed by the representatives of Stifel Nicolaus that they had not prepared such an analysis.

On August 13, 2007, the Scudder Law Firm provided a preliminary draft of the Offer to Purchase to a representative of Troutman Sanders in order to provide Troutman Sanders with additional information concerning the structure of the proposed tender offer.

On August 16, 2007, a representative of Stifel Nicolaus informed a representative of Wachovia Securities that Messrs. Quinn and Fuller had rejected the Special Committee’s counterproposal of increasing the offer price from $20.00 per Class A Share to $23.00 per Class A Share and had declined to make a counterproposal with respect to the offer price, but would consider making certain structural changes to the terms of the Offer.

Based upon the response received from Stifel Nicolaus, the Special Committee convened a meeting by telephone on August 17, 2007. During this meeting, the representatives of Wachovia Securities informed the Special Committee that Messrs. Quinn and Fuller had rejected the Special Committee’s counterproposal of increasing the offer price from $20.00 per Class A Share to $23.00 per Class A Share and had declined to make a counterproposal with respect to the offer price, but would consider making certain structural changes to the terms of the Offer. The Special Committee and its advisors also discussed that the Special Committee had not received written documentation that SunTrust was willing to enter into a new commitment letter to provide the financing for the Offer on the terms described to the Special Committee and its advisors. The Special Committee then authorized Wachovia Securities to contact the representatives of Stifel Nicolaus and inform them that the Special Committee was not willing at this time to commit in advance of the commencement of the tender offer to recommend in favor of the Offer at an offer price of $20.00 per Class A Share and to request that Messrs. Quinn and Fuller significantly increase their offer price of $20.00 per Class A Share and to provide the Special Committee with written documentation regarding the proposed financing of the Offer. Wachovia Securities then communicated this position to representatives of Stifel Nicolaus and requested that Messrs. Quinn and Fuller submit a comprehensive proposal to the Special Committee with respect to the offer price, the Special Committee’s proposed structural changes to the terms of the Offer and written documentation regarding the proposed financing of the Offer.

On August 18, 2007, Troutman Sanders contacted the Scudder Law Firm to provide comments to the preliminary draft of the Offer to Purchase.

On August 20, 2007, during a telephone conversation between representatives of Troutman Sanders and the Scudder Law Firm, the representative of the Scudder Law Firm proposed that Messrs. Quinn and Fuller were willing to consider the Special Committee’s structural requests and were willing to increase the offer price from $20.00 to $20.10 per Class A Share if doing so would elicit the Special Committee’s support for the tender offer. The representative of the Scudder Law Firm further stated that Messrs. Quinn and Fuller were currently negotiating with SunTrust regarding the proposed terms of the financing of the transaction.

The Special Committee convened a meeting on August 22, 2007, by telephone with representatives of Troutman Sanders and Wachovia Securities to consider the proposed increase in the offer price from $20.00 to $20.10 per Class A Share and Messrs. Quinn’s and Fuller’s efforts to secure financing for the transaction. The Special Committee also considered the possibility that Messrs. Quinn and Fuller might not commence the tender offer and discussed the Special Committee’s desire not to take any action that would deny the holders of the Class A Shares the ability to consider the Offer. However, since the Special Committee did not consider a $0.10 per Class A Share increase in the offer price to be a sufficient increase, the Special Committee decided to attempt to negotiate a larger increase in the offer price and to communicate to Messrs. Quinn and Fuller that the Special Committee was not willing at this time to commit in advance of the commencement of the tender offer to recommend in favor of the Offer at an offer price of $20.10 per Class A Share. The Special Committee instructed Wachovia Securities to inform Stifel Nicolaus that the Special Committee would insist upon written confirmation of the financing of the Offer and a formal response regarding the other structural terms to the terms of the Offer that had been proposed by the Special Committee before proceeding any further in the negotiations. The representatives of Wachovia Securities then communicated to the representatives of Stifel Nicolaus this message and the Special Committee’s desire for Messrs. Quinn and Fuller to significantly increase its offer price of $20.10 per Class A Share.

In addition, on August 23, 2007, a representative of Troutman Sanders contacted a representative of the Scudder Law Firm to convey the Special Committee’s initial view of the proposal made on August 20, 2007. The representative of Troutman Sanders stated that the Special Committee did not at this time view an increase in the proposed offer price to $20.10 per Class A Share as sufficient to justify a recommendation by the Special Committee in favor of the proposed tender offer. However, during this conversation and subsequent conversations, the representative of Troutman Sanders stated that the Special Committee did not wish to take any action that would deny the holders of the Class A Shares the ability to consider the proposed tender offer should Messrs. Quinn and Fuller decide to proceed with the proposed tender offer. The representative of Troutman Sanders invited a comprehensive proposal from Messrs. Quinn and Fuller reflecting an increase in the offer price, the Special Committee’s structural changes and evidence of SunTrust’s continued commitment to financing a tender offer at the price proposed.

On August 28, 2007, a representative of Troutman Sanders contacted a representative of the Scudder Law Firm to discuss the proposed offer price for the Class A Shares and to set forth additional structural requests for the proposed tender offer. In particular, the representative of Troutman Sanders sought confirmation that Messrs. Quinn and Fuller expected statutory appraisal rights to be available under Nevada law in connection with the proposed “short form” merger. The representative of the Scudder Law Firm indicated his belief that such rights would be available to U.S. Xpress’ stockholders in connection with that merger.

On August 29, 2007, a representative of the Scudder Law Firm delivered to a representative of Troutman Sanders a comprehensive proposal from Messrs. Quinn and Fuller. In their response, Messrs. Quinn and Fuller declined to increase the offer price above $20.10 per Class A Share, citing, among other reasons, higher borrowing costs because of the recent downturn in the financing markets, slowing economic activity and lackluster freight demand that may increase the likelihood of U.S. Xpress not attaining its projections for the second half of 2007. However, Messrs. Quinn and Fuller did agree to make substantially all of the structural changes proposed by the Special Committee to the terms of the Offer. With respect to the 90% Condition, Messrs. Quinn and Fuller agreed that Purchaser would not waive the 90% Condition without the prior consent of the Special Committee. Further, Messrs. Quinn and Fuller provided the Special Committee with a fully-negotiated financing commitment letter from SunTrust with respect to the financing of the transaction that Messrs. Quinn and Fuller were prepared to execute immediately prior to the launch of the Offer (the “Financing Commitment”). The representative of the Scudder Law Firm also invited Wachovia Securities to contact SunTrust in the event that there were any questions concerning the Financing Commitment.

In delivering the comprehensive proposal on August 29, 2007, the representative of the Scudder Law Firm indicated that certain actions would be requested of the Special Committee if it chose to support the proposal. Specifically, the Special Committee would be expected to recommend in favor of the tender offer. Additionally, immediately prior to the Merger, the members of the Special Committee would be asked to resign from U.S. Xpress’ board of directors upon consummation of the Offer. Further, to satisfy the Anti-Takeover Condition, the Special Committee would be asked to adopt an amendment to the bylaws of U.S. Xpress to render Section 78.378 et seq. of the Nevada Revised Statutes inapplicable to the Offer. For information regarding Section 78.378 et seq. of the Nevada Revised Statutes and Nevada anti-takeover statutes generally, see “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase. The representative of the Scudder Law Firm communicated that, in view of increased financing costs, a slowing economy, and uncertainty surrounding the Special Committee’s response with respect to the present offer, Messrs. Quinn and Fuller had not decided whether to proceed if the Special Committee decided not to support the proposed tender offer.

As suggested by the representative of the Scudder Law Firm and as arranged by a member of U.S. Xpress’ management, on August 29, 2007, representatives of Wachovia Securities spoke by telephone with representatives of SunTrust concerning the new commitment letter and the permitted uses of proceeds under the Financing Commitment.

The Special Committee met by telephone on August 30, 2007, with representatives of Troutman Sanders and Wachovia Securities to discuss the comprehensive proposal received from Messrs. Quinn and Fuller. The representatives of Wachovia Securities reported upon the proposed terms and conditions of the financing by SunTrust based upon their review of the Financing Commitment and their telephone conference with the representatives of SunTrust. The representatives of Wachovia Securities also informed the Special Committee that based upon their telephone conference with the representatives from SunTrust, there was additional debt capacity under the proposed terms of the Financing Commitment to finance an increase in the purchase price above $20.10 per Class A Share. In addition, the representatives of Wachovia Securities pointed out that

Messrs. Quinn and Fuller could contribute additional equity to fund an increase in the offer price from their personal resources. The Special Committee further discussed with Wachovia Securities its preliminary financial analysis of the Company, including the range of values indicated by Wachovia Securities’ discounted cash flow analysis and the future share price analysis, each of which was based upon the financial projections prepared by U.S. Xpress’ management. The Special Committee noted that while $20.10 per Class A Share was within the range suggested by some of the analyses performed by Wachovia Securities, the discounted cash flow analysis and implied future share price analysis, which are based upon management’s financial projections, suggested higher values. The Special Committee and its advisors then engaged in a discussion regarding possible responses and tactics, including the Special Committee’s position that the Special Committee did not wish to take any action that would deny the holders of the Class A Shares the ability to consider the proposed tender offer and the Special Committee’s view that the Special Committee would likely not recommend in favor of a tender offer at a price below $21.00 per Class A Share. The Special Committee then concluded that the Special Committee would recommend in favor of the Offer if Messrs. Quinn and Fuller increased the offer price to $21.00 per Class A Share. The Special Committee instructed a representative of Troutman Sanders to inform the representative of the Scudder Law Firm that the Special Committee would recommend the holders of the Class A Shares accept the Offer if Messrs. Quinn and Fuller increased the offer price to $21.00 per Class A Share and that the Special Committee was not prepared at this time to state to Messrs. Quinn and Fuller what position the Special Committee would take if the Offer were ultimately made at an offer price below that amount.

On August 31, 2007, a representative of Troutman Sanders contacted a representative of the Scudder Law Firm to communicate the Special Committee’s response to the comprehensive proposal delivered on August 29, 2007. Among other things, the representative of Troutman Sanders indicated that, at the present time, the Special Committee did not expect to take any action to prevent or impede the proposed tender offer. However, the Special Committee, at the present time, did not expect to recommend in favor of a tender offer at a price below $21.00 per Class A Share. The representative of Troutman Sanders indicated that the reasons for the Special Committee’s decision included primarily the values for U.S. Xpress indicated by the discounted cash flow analysis and implied future share price analysis performed by Wachovia Securities and Wachovia Securities’ assessment, based on the telephone conference with the representative of SunTrust, that the Financing Commitment with SunTrust contained sufficient availability to fund an increase in the proposed offer price to at least $21.00 per Class A Share. The representative of the Scudder Law Firm disagreed with Wachovia Securities’ assessment of the Financing Commitment and arranged for a second conference call between the representatives of Wachovia Securities and the representative of SunTrust during which another representative of the Scudder Law Firm, a representative of Stifel Nicolaus and a representative of U.S. Xpress participated. During this call, the representative of SunTrust stated that there was no current SunTrust credit committee approval for the use of borrowing capacity under the Financing Commitment to fund an increase in the offer price beyond $20.10 per Class A Share.

Over the next few days, representatives of Troutman Sanders and the Scudder Law Firm discussed on several occasions by telephone the reasons behind the Special Committee’s belief that discounted cash flow analysis and the future share price analysis, which are based upon the financial projections prepared by U.S. Xpress’ management, supported an increase of the offer price.

On September 4, 2007, Mr. Murrey returned a phone message from Mr. Fuller. During this conversation, Mr. Murrey and Mr. Fuller discussed the offer price and other terms of the proposal communicated on August 29, 2007. Mr. Fuller also informed Mr. Murrey that there appeared to be a misunderstanding with respect to Messrs. Quinn’s and Fuller’s ability under the current Financing Commitment with SunTrust to finance an increase in the offer price. Mr. Murrey concluded the conversation by stating that he would discuss the points raised by Mr. Fuller at the Special Committee meeting that was scheduled for later in the afternoon and that he would contact Mr. Fuller after the meeting.

Later on this same day, the Special Committee met by telephone to receive a report from representatives of Troutman Sanders and Mr. Murrey regarding the discussions that had transpired with the Scudder Law Firm and Mr. Fuller. After discussion with its financial and legal advisors, the Special Committee authorized Mr. Murrey to contact Mr. Fuller and to inform Mr. Fuller that the Special Committee would recommend in favor of the tender offer at an offer price of $21.00 per Class A Share or higher but would take a neutral position and would make no recommendation to the stockholders at an offer price of $20.10 per Class A Share. The Special Committee further authorized Mr. Murrey to inform Mr. Fuller that the Special Committee did not want to discourage Messrs. Quinn and Fuller from proceeding with the proposed tender offer and would not prevent the consummation of the Offer at an offer price of $20.10 per Class A Share if the Majority of the Unaffiliated Shares Condition and the 90% Condition were satisfied. After the meeting, Mr. Murrey advised Mr. Fuller of the Special Committee’s position. In addition, later this same day, a representative of Troutman Sanders conveyed a message similar to that given by Mr. Murrey to Mr. Fuller to a representative of the Scudder Law Firm.

On September 5, 2007, the Special Committee received notification from the Scudder Law Firm and U.S. Xpress’ general counsel, Ms. Pate, of the filing of a purported stockholder class action lawsuit, captioned, Ronald S. Wiesenthal v. U.S. Enterprises, Inc. et. al., Case No. CV07 01958, in the Nevada Second Judicial District Court of the County of Washoe, against U.S. Xpress, MLAC, and each of U.S. Xpress’ directors. For more information, see “Item 8. Additional Information — Litigation” of this Statement and “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

Later this same day, a representative of the Scudder Law Firm contacted a representative of Troutman Sanders to obtain clarification from the representative of Troutman Sanders concerning the Special Committee’s prior communication that it would recommend in favor of a tender offer at an offer price of $21.00 per Class A Share. Specifically, the representative of the Scudder Law Firm asked whether, in addition to stating that it would recommend in favor of a tender offer at $21.00 per Class A Share, the Special Committee intended to convey that it would not recommend in favor a tender offer at any offer price that was less than $21.00 per Class A Share. During the conversation, the representative of the Scudder Law Firm reminded the representative of Troutman Sanders that the top of the Stifel Nicolaus price range had been $20.50 per Class A Share, and the representative of the Scudder Law Firm stated that, even with a recommendation of the Special Committee in favor of the tender offer, he could not envision an offer price in excess of the Stifel Nicolaus price range, particularly in declining freight and financing markets. The representative of Troutman Sanders then remarked that Wachovia Securities’ financial analyses indicated values higher than the Stifel Nicolaus range. However, the representative of Troutman Sanders went on to say that the Special Committee had not addressed the issue of whether it would consider recommending in favor of any tender offer at any particular price between $20.10 and $21.00 per Class A Share. Accordingly, the representative of Troutman Sanders stated a need to consult further with the Special Committee. The representative of the Scudder Law Firm then suggested that the Special Committee may wish to consider whether it would recommend in favor of a tender offer with a price of $20.50 per Class A Share. The representative of the Scudder Law Firm then added that he had no authority from Messrs. Quinn and Fuller to make such an offer.

The Special Committee met by telephone on September 7, 2007, with representatives of Troutman Sanders and Wachovia Securities in order to consider whether the Special Committee would recommend in favor of a tender offer at price in excess of $20.10 per Class A Share but below $21.00 per Class A Share. At this meeting, the Special Committee discussed and reviewed with the representatives of Wachovia Securities their preliminary financial analyses of U.S. Xpress and the Offer. In particular, the Special Committee deliberated as to whether the Special Committee should recommend in favor of the tender offer at an offer price of $20.50 per Class A Share. The Special Committee determined that the Special Committee would not commit in advance of the launch of the tender offer to recommend in favor of any tender offer at an offer price of less than $21.00 per Class A Share and that the Special Committee would only agree in advance of the launch of the Offer to recommend the Offer at an offer price of $21.00 per Class A Share or higher. The Special Committee further cautioned its financial and legal advisors that the Special Committee did not want to discourage Messrs. Quinn and Fuller from making an offer and that the Special Committee would, consistent with its obligations, make its final determination as to its position after the Offer was actually commenced. The Special Committee then instructed the representative of Troutman Sanders to contact the representative of the Scudder Law Firm and inform him of the Special Committee’s position.

After the meeting, a representative of Troutman Sanders contacted a representative of the Scudder Law Firm and informed him that the Special Committee had met and, while the Special Committee did not wish to discourage any tender offer that Messrs. Quinn and Fuller wished to make, the Special Committee currently could not commit to recommend in favor of any tender offer at an offer price of less than $21.00 per Class A Share. The representative of Troutman Sanders further stated that if Messrs. Quinn and Fuller proceeded with the tender offer at an offer price of less than $21.00 per Class A Share, the Special Committee would make a final determination regarding whether to recommend in favor of the tender offer in accordance with its obligations. The representative of the Scudder Law Firm then indicated that, based on the Special Committee’s response, he expected Purchaser to commence the Offer at the offer price of $20.10 per Class A Share on or shortly after September 12, 2007.

On September 10, 2007, a representative of the Scudder Law Firm delivered a draft of a press release to be issued by Messrs. Quinn and Fuller announcing their intention to commence the Offer at an offer price of $20.10 per Class A Share within one week. Later on this same day, a representative of Troutman Sanders called the representative of the Scudder Law Firm to indicate that the Special Committee did not have any comments regarding the draft press release. The representative of Troutman Sanders reiterated that the Special Committee was not prepared to agree in advance to recommend in favor of any tender offer at a price less than $21.00 per Class A Share. If Messrs. Quinn and Fuller commenced the Offer at an offer price less than $21.00 per Class A Share, the Special Committee would make its recommendation within the legal timeframe after considering the Offer. Because of the willingness of Messrs. Quinn and Fuller to agree to increase the offer price to $20.10 per Class A Share and accept the structural changes proposed by the Special Committee had been conditioned on a recommendation by the Special Committee in favor of the proposed Offer, and the Special Committee was not committing to take such action, the representative of Troutman Sanders asked whether the Offer to Purchase would still contain the structural changes and the offer price of $20.10 per Class A Share. The representative of the Scudder Law Firm stated that, despite the fact that the Special Committee had not agreed in advance to recommend in favor of the Offer, Messrs. Quinn and Fuller nonetheless would include the structural changes in the Offer to Purchase and would make the Offer at the offer price of $20.10 per Class A Share.

On September 12, 2007, Purchaser commenced the Offer at an Offer Price of $20.10 per Class A Share.

On September 13, 2007, the Special Committee held a meeting to discuss the filing of the purported class action lawsuit and to select legal counsel to represent the Special Committee in the litigation.

On September 20, 2007, the Special Committee met by telephone with representatives of Troutman Sanders and Wachovia Securities. Troutman Sanders reviewed with the Special Committee the process to date and the Special Committee’s duties and responsibilities with respect to the Offer. Wachovia Securities then presented its financial analysis of U.S. Xpress and the Offer, which analysis is summarized below in this Statement under the section entitled, “Summary of Financial Analysis of the Special Committee’s Financial Advisor” of this Statement. The Special Committee and its financial and legal advisors then reviewed a draft of this Schedule 14D-9.

Thereafter, pursuant to the authority granted to it by the board of directors, the Special Committee undertook to independently determine, after consulting with its financial and legal advisors and considering the information furnished to the Special Committee by U.S. Xpress’ management, including Messrs. Quinn and Fuller, whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer. The Special Committee unanimously decided that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer. The Special Committee made no determination as to whether the Offer is fair to and in the best interests of the stockholders of U.S. Xpress, and determined that it would make no recommendation regarding whether the holders of the Class A Common Stock should accept the Offer and tender their shares of Class A Common Stock. The Special Committee further concluded that the holders of the Class A Shares should make their own determination as to whether such holder should tender its Class A Shares in the Offer.

After this meeting on September 20, 2007, a representative of Troutman Sanders contacted a representative of the Scudder Law Firm and informed the representative of the Scudder Law Firm that the Special

Committee had unanimously decided that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer. During this conversation, the representative of the Scudder Law Firm confirmed to the representative of Troutman Sanders that U.S. Xpress’ financial projections contained in the Offer to Purchase, including the updated projections for the third quarter of this year as discussed in “Special Factors — Section 1. Background of Offer” of the Offer to Purchase, were management’s current and best estimates of the future performance of U.S. Xpress. For additional information regarding the financial projections, see “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to Purchase.

Summary of Financial Analysis of the Special Committee’s Financial Advisor

Pursuant to an engagement letter, dated as of July 29, 2007, U.S. Xpress, on behalf of the Special Committee, retained Wachovia Securities as financial advisor to the Special Committee in connection with its review and analysis of the Offer. The Special Committee selected Wachovia Securities to act as its financial advisor based on Wachovia Securities’ independence, qualifications, expertise, and reputation.

On September 19, 2007, Wachovia Securities delivered discussion materials, dated September 20, 2007, containing its financial analyses of the Offer to the Special Committee. On September 20, 2007, at a meeting with the Special Committee held to consider the proposed Offer, Wachovia Securities reviewed the discussion materials with the Special Committee. A summary of Wachovia Securities’ financial analyses included in the discussion materials is outlined below. The Special Committee did not request Wachovia Securities to express, and Wachovia Securities did not express, any opinion as to the fairness of the Offer to the holders of the Class A Shares.

Wachovia Securities’ analysis of the Offer is intended for the use and benefit of the Special Committee in its consideration of the Offer. Wachovia Securities’ analysis was not intended to be and does not constitute a recommendation to any stockholder of U.S. Xpress as to whether such stockholder should tender its Class A shares in the Offer, or as to any other matters relating to the Offer.

In connection with its financial analysis, Wachovia Securities, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition, and operations of U.S. Xpress which Wachovia Securities deemed to be relevant to its analysis;

•	Reviewed financial projections for U.S. Xpress for the period ending December 31, 2007 through December 31, 2011, which were prepared and furnished to Wachovia Securities by the management of U.S. Xpress, including the updated projections for the third quarter of this year as discussed in “Special Factors — Section 1. Background of Offer” of the Offer to Purchase, as management’s current and best estimate of future performance as confirmed on September 20, 2007, to the Special Committee (for additional information regarding the financial projections, see “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to Purchase);

•	Held discussions with the Continuing Investors regarding their intentions in taking U.S. Xpress private;

•	Held discussions with members of management of U.S. Xpress concerning their business, operating environment, financial condition, prospects and strategic objectives, including a discussion of general economic factors currently impacting companies in the truckload services sector;

•	Reviewed the historical reported prices and trading volume for U.S. Xpress’ common stock;

•	Compared certain financial data for U.S. Xpress with similar data for selected other publicly traded companies that Wachovia Securities deemed relevant;

•	Compared the proposed financial terms of the Offer to Purchase with the financial terms of selected other business combinations and transactions that Wachovia Securities deemed relevant;

•	Compared the implied per share premium of the Offer to Purchase with the stock price premia paid in certain other business combinations and transactions that Wachovia Securities deemed relevant,

including certain recent transactions in which the majority stockholder of an entity has purchased the interests held by the minority stockholders;

•	Analyzed the estimated present value of the future cash flows of U.S. Xpress based upon financial forecasts provided by the management of U.S. Xpress;

•	Analyzed the present value of the implied future per share price of U.S. Xpress based upon financial forecasts provided by the management of U.S. Xpress;

•	Reviewed the Offer to Purchase and the Schedule TO;

•	Held discussions with representatives of SunTrust and reviewed the terms of the Financing Commitment, dated August 29, 2007, provided to the Purchaser by SunTrust; and

•	Considered other information such as financial studies, analyses, and investigations, as well as financial and economic and market criteria that Wachovia Securities deemed relevant.

Wachovia Securities has not assumed any obligation independently to verify or investigate any information utilized or considered by it, and Wachovia Securities has relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for U.S. Xpress, Wachovia Securities has been advised, and has assumed, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of U.S. Xpress management as to the future financial performance of U.S. Xpress and the other matters covered thereby. Wachovia Securities expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Wachovia Securities also has assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of U.S. Xpress since the respective dates on which the most recent financial statements or other financial and business information relating to U.S. Xpress were made available to it. Wachovia Securities further has assumed that, in all respects material to its analysis, the statements in the Offer to Purchase and Schedule TO are true, correct and complete. Wachovia Securities has not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of U.S. Xpress.

Wachovia Securities’ analysis is based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date hereof. Wachovia Securities was not asked to conduct, and did not conduct, a solicitation of third party indications of interest for the acquisition of all or any part of U.S. Xpress.

The following is a summary of certain analyses performed by Wachovia Securities in connection with its discussions with the Special Committee. Some of these summaries of analyses include summary information presented below in tabular format. In order to fully understand the analyses summarized below, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the summary analyses, nor do the tables and the summaries constitute a complete description of the analyses performed.

Historical Trading Range.  Wachovia Securities reviewed the closing prices and average closing prices of U.S. Xpress’ common stock for various time periods, in each case ending on the close of business on

June 21, 2007, the day prior to the Purchaser’s announcement of their intention to make the Offer, and calculated the premium or discount of the Offer Price to the historical prices as follows:

		Premium Implied
Period Ended June 21, 2007	Price	by Offer Price

1 Day Prior to Announcement	$14.23	41.3%
1 Week Volume Weighted Average	$13.94	44.1%
1 Month Volume Weighted Average	$13.84	45.3%
3 Month Volume Weighted Average	$14.95	34.4%
6 Month Volume Weighted Average	$16.73	20.2%
1 Year Volume Weighted Average	$20.21	(0.5)%
3 Year Volume Weighted Average	$19.05	5.5%
52 Week High	$27.95	(28.1)%
52 Week Low	$13.41	49.9%

Selected Public Company Analysis.  Wachovia Securities compared certain publicly available financial information of U.S. Xpress with publicly available information for a range of publicly traded services companies, including: Celadon Group, Inc., Covenant Transportation Group, Inc., P.A.M. Transportation Services, Inc, USA Truck, Inc., and Werner Enterprises Inc. Each of these companies is a participant in the asset-based truckload sector of the trucking industry that does not derive a substantial portion of its operating results from non-asset-based operations, non-trucking operations, or the tank truck or refrigerated sectors of the industry. Additionally, Heartland Express, Inc. (“Heartland”) and Knight Transportation, Inc. (“Knight”), both of which are publicly traded companies in the asset-based truckload sector of the trucking industry, were considered but excluded from the analysis as Wachovia Securities viewed these two companies to be less relevant than the other selected companies due to Heartland and Knight’s consistently higher historical margins and returns.

Among the information Wachovia Securities considered were multiples of enterprise value to last twelve months (“LTM”) revenue, LTM earnings before interest, income taxes, depreciation and amortization, excluding non-recurring and one-time charges (“EBITDA”), and LTM earnings before interest and income taxes, excluding non-recurring and one-time charges (“EBIT”), and price per share to estimated 2008 earnings per share (“P/E”) ratios. For such purposes, enterprise value is calculated as equity market value (based on trading price and diluted shares outstanding) plus debt, preferred stock, minority interest, and capitalized leases and less cash. Historical financial results utilized by Wachovia Securities for purposes of this analysis were based on the most recent publicly available financial statements as publicly disclosed for each company. Estimates of 2008 EPS utilized by Wachovia Securities for purposes of this analysis were based on equity research analysts’ consensus estimates for the period ended December 31, 2008. Information regarding the multiples is set forth in the following table:

	Implied Offer		Selected Companies
	Multiples		Relevant Range		Median

Enterprise Value/LTM Revenue	0.43	x	0.57x - 0.64	x	0.59	x
Enterprise Value/LTM EBITDA	5.4	x	4.2x - 5.6	x	4.6	x
Enterprise Value/LTM EBIT	13.8	x	10.5x - 11.6	x	11.3	x
Price/2008E EPS	14.9	x	11.6x - 16.2	x	14.8	x

Based on the foregoing, Wachovia Securities derived implied per share equity values for U.S. Xpress’ common stock ranging from $10.80 to $21.65 per share.

Selected Transactions Analysis.  Wachovia Securities analyzed certain publicly available information relating to selected transactions announced between December 11, 2000 and July 16, 2007. Each of the target companies acquired in these transactions is a participant in the asset-based truckload sector of the trucking industry that does not derive a substantial portion of its operating results from non-asset-based operations or the tank truck or refrigerated sectors of the industry. These transactions listed by target and acquirer are set forth below:

Target	Acquirer	Date of Announcement

Contract Freighters, Inc.	Con-way Inc.	7/16/2007
Smithway Motor Xpress Corp.	Western Express, Inc.	3/22/2007
Swift Transportation Co., Inc.	Saint Corporation/Jerry Moyes	11/6/2006
Transport Corporation of America, Inc.	Goldner Hawn Johnson & Morrison, Inc.	10/27/2005
Boyd Bros. Transportation, Inc.	Investor Group & Management	12/31/2003
Landair Corp.	Investor Group & Management	10/11/2002
MS Carriers, Inc.	Swift Transportation Co., Inc.	12/11/2000

For each of the selected transactions, Wachovia Securities derived the enterprise value of the target company implied by the financial terms of the transaction, based upon publicly available information. For such purposes, enterprise value is calculated as equity market value (based on offer price and diluted shares outstanding) plus debt, preferred stock, minority interest, and capitalized leases and less cash. Wachovia Securities then calculated each target’s enterprise value as a multiple of LTM revenue, LTM EBITDA, and LTM EBIT and equity value to LTM net income ratios and set forth the median LTM revenue, LTM EBITDA, LTM EBIT, and LTM net income multiples calculated for the relevant selected transactions. Data regarding LTM revenue, LTM EBITDA, LTM EBIT, and LTM net income was based on publicly available information. Information regarding the multiples is set forth in the following table:

	Implied Offer		Selected Companies
	Multiples		Relevant Range		Median

Enterprise Value/LTM Revenue	0.43	x	0.46x - 1.01	x	0.85	x
Enterprise Value/LTM EBITDA	5.4	x	4.1x - 5.9	x	5.5	x
Enterprise Value/LTM EBIT	13.8	x	10.0x - 13.8	x	13.4	x
Equity Value/LTM Net Income	22.6	x	17.0x - 27.0	x	17.5	x

Based on the foregoing, Wachovia Securities derived implied per share equity values for U.S. Xpress’ common stock ranging from $10.05 to $24.00 per share.

Premia Paid Analysis.  Wachovia Securities examined the premia to be paid to the holders of the Class A Shares in the Offer and compared them to the premia over recent trading prices offered to public stockholders in the case of 163 selected all-cash transactions between $100 million and $2 billion in enterprise value announced and completed since January 1, 2001. With the same enterprise value and date parameters, Wachovia Securities calculated the premia over recent trading prices offered to public stockholders in the case of 74 financial sponsor buyout transactions where the transaction resulted in the public target converting to a private entity. With the same enterprise value and date parameters, Wachovia Securities further calculated the premia over recent trading prices offered to public stockholders in the case of 16 majority shareholder led transactions where the acquiring majority shareholder held more than 50% economic ownership of the target prior to the transaction. Wachovia Securities evaluated the premia offered in all of these transactions relative to the public market price one-day prior, one-week prior, and four-weeks prior to the announcement of the transactions, and compared these premia to the premia implied by the $20.10 Offer Price per Class A Share relative to the same one-day, one-week, and four-week periods prior to the announcement of the Offer on June 22, 2007. The following table sets forth the results of this analysis:

		Median
	Implied			Majority
	Offer	All	Go Private	Shareholder Led
	Premium	Transactions	Transactions	Transactions(1)

One-Day Prior	41.3%	28.8%	22.9%	25.4%
One-Week Prior	45.4%	30.8%	25.2%	29.0%
Four-Weeks Prior	44.9%	32.5%	26.1%	27.0%

(1)	Includes majority shareholder led transactions where the acquiring majority shareholder held more than 50% of economic ownership of the target prior to the transaction.

Based on the foregoing, Wachovia Securities derived implied per share equity values for U.S. Xpress’ common stock ranging from $17.31 to $18.37 per share.

Additionally, Wachovia Securities examined the premia of transaction prices over recent trading prices offered to public stockholders in the case of six transactions in the Selected Transactions Analysis where the target was a public entity prior to the transaction, including: Smithway Motor Xpress Corp., Swift Transportation Co., Inc., Transport Corporation of America, Inc., Boyd Bros. Transportation, Inc., Landair Corp., and MS Carriers, Inc. Based on the foregoing, Wachovia Securities identified the median premia to be 28.4% and 28.1% for the one-day and one-month prior to announcement, respectively.

Discounted Cash Flow Analysis.  Wachovia Securities performed discounted cash flow analyses to estimate implied intrinsic equity values per share of U.S. Xpress’ common stock based on U.S. Xpress management’s forecasts, as disclosed in the Schedule TO filed by the Purchaser. In addition, Wachovia Securities included public company expenses of approximately $1 million per annum, which was excluded from U.S. Xpress management’s forecasts. The following table sets forth a summary of U.S. Xpress management’s forecast that was utilized in Wachovia Securities’ discounted cash flow analyses.

	Projected
Fiscal Year Ending December 31,	2008P	2009P	2010P	2011P
	($ in millions)

Revenue (excluding fuel surcharges)	$1,417.5	$1,487.3	$1,561.6	$1,639.7
% Growth	4.8%	4.9%	5.0%	5.0%
EBITDA	139.8	156.4	168.9	183.4
% Margin	9.9%	10.5%	10.8%	11.2%
EBIT	56.8	73.4	84.9	97.4
Depreciation & Amortization	83.0	83.0	84.0	86.0
Capital Expenditures(1)	45.0	97.6	119.5	100.0
Change in Net Working Capital	9.4	10.1	10.8	11.5

(1)	Includes acquistion of remaining interest in consolidated subsidiaries of $5.0 million, $3.6 million, and $6.5 million in 2008P, 2009P, and 2010P, respectively.

In performing the discounted cash flow analysis, Wachovia Securities applied a discount rate of 12.5% to U.S. Xpress management’s projected unlevered free cash flows of U.S. Xpress for calendar years 2008 through 2011 and to the 2011 terminal value, which was calculated based on a range of EBITDA multiples as discussed below. The discount rate was based on an analysis of the weighted average cost of capital (which is reflective of the entire capital structure of U.S. Xpress, comprising both equity and debt) of U.S. Xpress and other selected public companies. Wachovia Securities applied terminal value multiples for 2011 EBITDA ranging from 4.75x to 5.75x, which are substantially reflective of U.S. Xpress’ range of enterprise value to LTM EBITDA trading values over the last five years. For purposes of the equity value per share analysis, Wachovia Securities utilized net debt and share count estimates for year end 2007, as provided by management of U.S. Xpress. Based on the foregoing, Wachovia Securities derived implied equity values per share ranging from $18.97 to $26.24 per share with respect to U.S. Xpress’ common stock.

Using U.S. Xpress management’s forecasts, a discount rate of 12.5%, and the same range of terminal value multiples for 2011 EBITDA, Wachovia Securities performed a sensitivity analysis to determine indications of implied equity values per share of U.S. Xpress’ common stock based on a range of downside operating sensitivities to U.S. Xpress management’s forecasts. Wachovia Securities utilized downside sensitivity cases only, given observed historical variations between management forecasts and actual results. In performing the sensitivity analysis, Wachovia Securities decreased the projected unlevered free cash flow and EBITDA forecasts by 0.0% to 20.0%. Based on the foregoing, Wachovia Securities derived implied per share equity values for U.S. Xpress’ common stock ranging from $10.95 to $26.24 per share.

Implied Future Share Price Analysis.  Wachovia Securities performed an analysis of the implied present value of U.S. Xpress’ theoretical future prices per share based on U.S. Xpress management’s forecasts in order to estimate the present value of the implied future price at which U.S. Xpress’ common stock might trade if U.S. Xpress management’s forecasts are achieved and U.S. Xpress trades within its historical trading multiple ranges.

In performing the implied future share price analysis, Wachovia Securities applied EPS estimates for 2008 and 2009 of $1.29 and $2.09, respectively, which reflect U.S. Xpress management’s projections as adjusted to reflect incremental public company expenses of approximately $1 million per annum, which were excluded from U.S. Xpress management’s forecasts, to forward P/E ratios ranging from 14.0x to 18.0x, which are substantially reflective of the range of forward P/E ratios for the share price of U.S. Xpress over the last five years. Similarly, Wachovia Securities applied EBITDA estimates for 2008 and 2009 of approximately $140 and $156 million, respectively, which reflect U.S. Xpress management’s projections as adjusted to reflect incremental public company expenses of approximately $1 million per annum, which were excluded from U.S. Xpress management’s forecasts, to trailing EBITDA multiples ranging from 4.75x to 5.75x, which are substantially reflective of the range of EBITDA multiples for U.S. Xpress over the last five years. Based on the foregoing, Wachovia Securities derived the present value of implied future prices per share with respect to U.S. Xpress’ common stock by discounting the implied future price estimates for years 2008 and 2009 back to September 15, 2007, assuming a 15% equity discount rate (which is reflective of solely the equity portion of the capital structure of U.S. Xpress). The discount rate was based on an analysis of the cost of equity of U.S. Xpress and other selected public companies. Based on the foregoing, Wachovia Securities derived present values of implied future prices per share of U.S. Xpress’ common stock ranging from $20.93 to $31.38 per share utilizing 2008 estimates, and $23.48 to $34.15 per share utilizing 2009 estimates.

Using the same forward P/E ratios ranging from 14.0x to 18.0x, and the same trailing EBITDA multiples ranging from 4.75x to 5.75x, and equity discount rate of 15%, Wachovia Securities performed a sensitivity analysis to determine theoretical future prices per share of U.S. Xpress’ common stock based on a range of downside operating sensitivities to U.S. Xpress management’s forecasts. In performing the sensitivity analysis, Wachovia Securities decreased U.S. Xpress management’s EPS and EBITDA forecasts by 0.0% to 20.0%. Based on the foregoing, Wachovia Securities derived present values of implied future prices per share of U.S. Xpress’ common stock ranging from $13.84 to $31.38 per share utilizing 2008 estimates, and $16.59 to $34.15 per share utilizing 2009 estimates.

In connection with the review of the Offer by the Special Committee, Wachovia Securities performed a variety of financial and comparative analyses for the information of the Special Committee. The preparation of financial analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. Wachovia Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor. Wachovia Securities believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses. Any particular analysis described above should not be taken to be Wachovia Securities’ view of any actual values for U.S. Xpress. In performing its analyses, Wachovia Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Wachovia Securities. Any estimates contained in Wachovia Securities’ analyses are not necessarily indicative of future results, which may be significantly more or less favorable than those suggested by such estimates. The Special Committee did not ask Wachovia Securities to provide an opinion as to the fairness of the Offer Price, from a financial point of view, to the holders of Class A Shares (other than the Continuing Investors), and, consequently, Wachovia Securities did not render such an opinion.

Although subsequent developments may affect its analysis, Wachovia Securities does not have any obligation to update, revise or reaffirm its analysis. Wachovia Securities analysis does not address the relative merits of the Offer compared with other business strategies that may have been considered by U.S. Xpress’ management or the U.S. Xpress board of directors.

In the ordinary course of business, Wachovia Securities and its affiliates may trade the securities of U.S. Xpress for its own and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. Additionally, in the ordinary course of business, Wachovia

Securities provides and may provide in the future equity or other research coverage of the securities of U.S. Xpress. Wachovia Securities was engaged by the Special Committee to provide financial advisory services as more fully described in “Item 5. Person/Assets, Retained, Employed, Compensated or Used” of this Statement.

Factors Considered by the Special Committee

In not making a recommendation, expressing no opinion and remaining neutral with respect to the Offer, the Special Committee identified and considered a number of factors, including the following:

Market Price and Premium.  The Offer Price of $20.10 per Class A Share represents a 41.5% premium over the reported closing price of the Class A Shares on NASDAQ on June 22, 2007, the last trading day prior to public announcement of the Offer. The Offer Price also represents premiums of 45.8%, 44.9% and 35.5% over the average reported closing price of the Class A Shares on NASDAQ for the ten (10), thirty (30), and sixty (60) trading days ended on June 22, 2007, respectively. The Offer Price represents a premium of 12.5% over the average reported closing price of the Class A Shares on NASDAQ for the period between June 23, 2007, and September 11, 2007, the last full trading day prior to the date of the Offer to Purchase. The Offer Price of $20.10 per Class A Share is marginally lower than the one year volume weighted average reported closing price of the Class A Shares on NASDAQ of $20.21, as of June 21, 2007, and is less than the 52-week highest reported closing price, relative to September 11, 2007, of the Class A Shares on NASDAQ of $26.71, which occurred on October 16, 2006. The offer price of $20.10 per Class A Share is also less than the price received in U.S. Xpress’ most recent public offering in December 2004 of $25.25 per Class A Share, in which Mr. Quinn and Quinn Family Partners received approximately $22.8 million and $2.4 million in net proceeds, respectively, and Mr. Fuller and Fuller Family Partners received approximately $34.9 million and $2.4 million in net proceeds, respectively.

Wachovia Securities’ Financial Analyses.  The Special Committee considered the financial analyses of U.S. Xpress and the Offer performed by Wachovia Securities and the fact that these financial analyses indicated values ranging from $10.05 per Class A Share on the low end to $29.86 per Class A Share, based on the U.S. Xpress financial projections through 2008, or as high as $34.15 per Class A Share, based upon the U.S. Xpress financial projections through 2009, on the high end, with the highest values resulting from the discounted cash flow analysis and the implied future share price analysis that were calculated based upon the U.S. Xpress financial projections prepared by U.S. Xpress management as recently confirmed to the Special Committee by Messrs. Quinn and Fuller as management’s current and best estimates of future performance of U.S. Xpress. The Wachovia Securities’ financial analyses are described in more detail in this Statement above in “Summary of Financial Analyses of the Special Committee’s Financial Advisor.”

Equity Research Analysts’ Price Targets.  The Special Committee reviewed and analyzed with the assistance of Wachovia Securities future public market trading price targets for the Class A Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the Class A Common Stock and are not discounted to reflect present values. The three equity research analysts who currently report a price target for U.S. Xpress have an undiscounted twelve month price target of $20.00. At least one of these analysts had an undiscounted twelve month price target of $22.00 as recently as September 12, 2007. This analyst, however, lowered the earnings per share forecasts for U.S. Xpress and thirteen other transportation companies in a report dated September 14, 2007, and contemporaneously lowered the twelve month price target for U.S. Xpress to $20.00 per Class A Share.

Financial Projections.  The Special Committee considered U.S. Xpress’ financial projections for fiscal years ending on December 31, 2007, to December 31, 2011, and the statements by members of U.S. Xpress’ management, as recently confirmed to the Special Committee, that these financial projections, including the updated projections for the third quarter of this year as discussed in “Special Factors — Section 1. Background of Offer” of the Offer to Purchase, were management’s current and best estimates of the future performance of U.S. Xpress. The Special Committee engaged in discussions with Wachovia Securities regarding the basis for these projections and the risks associated with achieving them. If the results set forth in these financial projections are achieved or surpassed, then the values realizable by holders of the Class A Shares by maintaining U.S. Xpress as a publicly traded company could be significant, and the offer price of $20.10 per Class A Share could be less attractive in comparison to this alternative. On the other hand, the Special Committee considered the record of U.S. Xpress’ management in preparing financial projections in view of U.S. Xpress’ generally unfavorable track record of meeting or exceeding such financial projections in the past. If the results set forth in these financial projections are lower than estimated, then the values realizable by holders of the Class A Shares by tendering their Class A Shares in the Offer could be more attractive than the values realizable by maintaining U.S. Xpress as a publicly traded company. The Special Committee further took into account statements made by Mr. Harlin, U.S. Xpress’ Chief Financial Officer, that based on the anticipated results for July and August, that he did not expect U.S. Xpress to achieve the level of performance reflected in the financial projections for the third quarter of 2007 based on an industry-wide decline in freight tonnage and accompanying rate pressure from shippers. In this same regard, the Special Committee took note of the historical operating ratios of U.S. Xpress under its current management relative to its peers in the trucking industry and that achievement of the results set forth in the financial projections was dependent on improvement in U.S. Xpress’ operating ratios. For additional information regarding the financial projections, see “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to Purchase.

Negotiation Process and Procedural Fairness.  The terms of the Offer were influenced by arms’-length negotiations conducted by the Special Committee, which is comprised of disinterested directors, with the assistance of independent financial and legal advisors. Although the Special Committee participated in negotiations that resulted in an $0.10 per Class A Share increase in the Offer Price, the Special Committee is not able to conclude that the Offer Price of $20.10 per Class A Share is the best offer price that could be obtained. However, it is possible that further negotiation would have caused Messrs. Quinn and Fuller to abandon the Offer or to proceed with a transaction with the Special Committee’s unfavorable recommendation at, possibly, an Offer Price below $20.10 per Class A Share.

Absence of Alternative Transactions.  The Special Committee considered the fact, as confirmed by Messrs. Quinn and Fuller to the Special Committee, that Messrs. Quinn and Fuller are presently, and for the foreseeable future will remain, uninterested in selling all or substantially all of their Class A Shares and Class B Shares or causing U.S. Xpress to sell all or substantially all of U.S. Xpress’ assets. Under these circumstances, the Special Committee considered U.S. Xpress continuing as a publicly traded entity, with Messrs. Quinn and Fuller remaining as the controlling stockholders and senior members of U.S. Xpress’ management, as the only practical alternative available to the Offer. Although the Special Committee acknowledged that receiving actual unsolicited offers from unaffiliated third party would have been a means by which to determine the value of the Class A Shares, the Special Committee took into account the fact that, to its knowledge, no such offers had been received during the period since June 22, 2007, when Messrs. Quinn and Fuller announced their intention to initiate the Offer.

Possible Decline in U.S. Xpress’ Market Price if Purchaser Withdraws its Offer.  The Special Committee also considered the possibility that, if a transaction with Messrs. Quinn and Fuller is not completed and Messrs. Quinn and Fuller were to withdraw the Offer, the market price of the Class A Shares would likely decline. The last reported closing market price per share of the Class A Shares on NASDAQ before the announcement of Messrs. Quinn’s and Fuller’s initial June 22, 2007, proposal to commence the Offer for $20.00 per Class A Share in cash was $14.20.

Operating Environment.  The Special Committee took into account the trends and developments in the trucking industry generally, both on a historical and on a prospective basis, including the disappointing freight environment during the 2006 holiday season, the competitive nature of the trucking industry, the impact of newly enacted regulatory burdens on the trucking industry and the recent nationwide housing slump. The Special Committee also considered that the recent downturn in the credit markets since the announcement on June 22, 2007, by Messrs. Quinn and Fuller of their intention to commence the Offer has significantly impacted the ability of financial institutions, such as SunTrust, to syndicate loans such as those contemplated by the Financing Commitment, with the result that acquisition loans of this type have become, in the near term, less prevalent and more expensive. In addition, the Special Committee noted that the problems in the subprime mortgage markets have fueled a sharp decline in the housing market and, under these circumstances and based on historical trends, U.S. Xpress’ freight shipments would be expected to be adversely affected. The Special Committee considered these trends and developments and, in particular, how these trends and developments may impact U.S. Xpress and its ability to meet or exceed its financial projections for future growth.

Transaction Structure.  The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Class A Shares not owned by the Continuing Investors, followed by the “short form” merger, without a merger agreement. The Special Committee considered that each of U.S. Xpress’ unaffiliated stockholders will be able to decide voluntarily whether or not to tender such stockholder’s Class A Shares in the Offer and, if the Offer is completed and such stockholder has elected not to tender, such stockholder will receive exactly the same type and amount of consideration in the “short form” merger that such stockholder would have received in the Offer or, to the extent such stockholder considered the Offer Price to be inadequate, would be able to exercise appraisal rights pursuant to Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. For additional information regarding appraisal rights pursuant to Sections 92A.300 and 92A.500 of the Nevada Revised Statutes see “Special Factors — Section 7. Appraisal Rights” of the Offer to Purchase. The Special Committee viewed as significant the fact that Purchaser will not waive the 90% Condition without the prior consent of the Special Committee.

Individual Investment Decision.  The Special Committee considered that each holder of Class A Shares could make an independent judgment of whether to maintain its interest in U.S. Xpress or to participate in the Offer by tendering its Class A Shares based on all of the available information. The Special Committee viewed as significant the fact that a substantial majority of the Class A Shares not owned by the Continuing Investors are currently held by institutional investors. The Special Committee believes that the following considerations may be relevant:

•	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives including, but not limited, to such stockholder’s risk profile and investment time horizon;

•	the stockholder’s views as to U.S. Xpress’ prospects and the likelihood that U.S. Xpress will meet the financial projections for future growth prepared by the management of U.S. Xpress;

•	the stockholder’s need for liquidity or diversification of its investment portfolio; and

•	the factors considered by the Special Committee as described in this Statement and any other factors that the stockholder deems relevant to its investment decision.

Possible Conflicts of Interest.  The Special Committee took note of the various relationships between U.S. Xpress, Messrs. Quinn and Fuller and their respective affiliates and family relationships. The Special Committee also considered the fact that Mr. Quinn is the President of U.S. Xpress, and Mr. Fuller is the Chief Executive Officer of U.S. Xpress and collectively Messrs. Quinn and Fuller control 50.8% of the voting power of U.S. Xpress. The Special Committee further considered that the primary source of the Special Committee’s information concerning U.S. Xpress, particularly its projected financial performance and plans, is, directly or indirectly, U.S. Xpress’ management, which includes Mr. Quinn as the President, Mr. Fuller as the Chief Executive Officer and Ms. Pate as the General Counsel and a partner in Quinn Family Partners. The Special Committee acknowledged that it was reliant on information produced by U.S. Xpress, which it assumed was factually accurate and complete without independent verification.

Financing Condition.  The Special Committee considered the fact that the obligation of Purchaser to consummate the Offer is subject to the Purchaser’s receipt of proceeds under its Financing Commitment from SunTrust Bank and SunTrust Robinson Humphrey, Inc.

Taxable Transaction.  The Special Committee considered that the Offer could result in a taxable gain to U.S. Xpress stockholders, including those who may otherwise have preferred to retain their Class A Shares to defer the occurrence of a taxable event.

The members of the Special Committee evaluated the Offer in light of the information available to them as to the business, financial condition and prospects of U.S. Xpress and the advice of the Special Committee’s legal and financial advisors. In view of the variety of factors considered in connection with their evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice provided to it by its financial and legal advisors. The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but it is believed to include all material factors considered by the Special Committee.

The Special Committee has determined that the decision by a holder of Class A Shares on whether or not to tender its Class A Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Special Committee urges each holder of Class A Shares to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to U.S. Xpress’ prospects and outlook, the factors considered by the Special Committee as described above and any other factors that the stockholder deems relevant to its investment decision. The Special Committee urges each holder of Class A Shares to consult with its financial and tax advisors regarding the Offer.

A copy of the letter to the holders of the Class A Shares communicating that the Special Committee is expressing no opinion and is remaining neutral with respect to the Offer is filed herewith as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Intent to Tender

No member of the Special Committee intends to tender any Class A Shares held of record or beneficially owned by them pursuant to the Offer. To the knowledge of U.S. Xpress after reasonable inquiry, all of U.S. Xpress’ executive officers (other than Messrs. Quinn and Fuller) currently intend to tender, pursuant to the Offer, all Class A Shares held of record or beneficially owned by them (other than Class A Shares issuable upon the exercise of options).

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Wachovia Securities

The Special Committee entered into an engagement letter with Wachovia Securities dated July 29, 2007. Subject to the terms and conditions of the engagement letter, Wachovia Securities has agreed to act as a financial advisor to the Special Committee, and, if requested, render an opinion to the Special Committee, and if requested by the Special Committee, to U.S. Xpress’ board of directors, as to the fairness, from a financial point of view, to the stockholders of U.S. Xpress (other than the Continuing Investors and their respective affiliates) of the Offer Price. Pursuant to the terms of this engagement letter, U.S. Xpress paid Wachovia Securities an advisory fee of $125,000 upon the execution of the engagement letter and has agreed to pay Wachovia Securities a fee of $750,000 upon the delivery of a fairness opinion if one is requested by the Special Committee, each of which are credited against the transaction fee. Pursuant to the terms of this engagement letter, U.S. Xpress also has agreed to pay Wachovia Securities upon consummation of the transaction a transaction fee equal to $1,750,000 plus 5.0% of the amount, if any, by which the aggregate consideration payable at the closing of the Offer to the holders of U.S. Xpress’ common stock (other than Mr. Quinn, Mr. Fuller, their immediate family members and any “family trust” established by either Mr. Quinn or Mr. Fuller) exceeds the aggregate amount that would have been paid to such holders in the Offer had the offer price been $20.00 per Class A Share up to a fee amount not to exceed $3,000,000 when aggregated with the advisory fee and any applicable fairness opinion fee. The engagement letter provides for the payment of an alternative transaction fee and a fairness opinion fee (if such an opinion is requested), which fee is credited against the alternative transaction fee, in the event that the Offer is not consummated and a transaction for the sale of U.S. Xpress with an alternative acquirer occurs at any time within twelve months from the date of the termination of Wachovia Securities’ engagement. In addition, U.S. Xpress has agreed to pay Wachovia Securities a portion of any “break-up” fee or “topping” fee that U.S. Xpress receives in connection with the termination of such a transaction with an alternative acquirer. U.S. Xpress will also reimburse Wachovia Securities for reasonable travel and other out-of-pocket expenses, including attorneys’ fees, incurred in connection with the engagement. In addition, U.S. Xpress will indemnify Wachovia Securities against certain liabilities in connection with its engagement.

Troutman Sanders

The Special Committee also retained Troutman Sanders to act as its legal advisor in connection with the Offer.

Stifel Nicolaus

Stifel Nicolaus has been engaged by Purchaser to act as dealer manager in connection with the Offer. A description of Stifel Nicolaus’ engagement is contained in “Special Factors — Section 1. Background of the Offer” and “Special Factors — Section 5. Preliminary Report of Stifel Nicolaus to Purchaser” in the Offer to Purchase and is incorporated herein by reference.

MacKenzie Partners, Inc. and LaSalle Bank National Association

MacKenzie Partners, Inc. (“MacKenzie”) has been engaged by Purchaser to act as information agent and LaSalle Bank National Association (“LaSalle”) has been engaged to serve as the depositary in connection with the Offer. A description of MacKenzie and LaSalle’s engagement is contained in “Special Factors — Section 1. Background of the Offer” and “The Tender Offer — Section 14. Fees and Expenses” in the Offer to Purchase and is incorporated herein by reference.

ITEM 6.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty days, no transactions in U.S. Xpress’ Class A Shares have been effected by U.S. Xpress or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement or as incorporated herein by reference or with respect to the credit facility contemplated by the Financing Commitment as described in the “The Tender Offer — Section 9. Source and Amount of Funds” of the Offer to Purchase, U.S. Xpress is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of U.S. Xpress’ securities by U.S. Xpress, any subsidiary of U.S. Xpress or any other person, (ii) any extraordinary transaction, such as a merger or reorganization, involving U.S. Xpress or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by U.S. Xpress or any of its subsidiaries or (iv) any material change in the indebtedness, present capitalization or dividend policy of U.S. Xpress.

ITEM 8.	ADDITIONAL INFORMATION

Litigation

On August 28, 2007, a stockholder of U.S. Xpress (the “Plaintiff”) filed a complaint in the District Court of Washoe County, Nevada, against U.S. Xpress, MLAC and the directors of U.S. Xpress, captioned: Ronald S. Wiesenthal, et al. v. U.S. Xpress Enterprises, Inc., et al., Case No. 07 01958. This action was brought as a putative class action by the Plaintiff on behalf of himself and all holders of common stock of U.S. Xpress. The complaint generally alleges that: (1) MLAC, U.S. Xpress and the individual U.S. Xpress directors breached their fiduciary duties as a result of the Offer; (2) the Offer Price is unfair and inadequate; (3) MLAC is engaging in self-dealing and is not acting in good faith towards U.S. Xpress’ public stockholders; and (4) the Offer is a product of the conflict of interest between MLAC and U.S Xpress’ public stockholders.

The lawsuit seeks, among other things, to enjoin or rescind the transactions contemplated by the Offer to Purchase and to recover costs of the action, including attorneys’ and experts’ fees. A copy of the complaint filed by the Plaintiff is attached hereto as Exhibit (a)(5)(B).

Nevada Corporation Law

U.S. Xpress is incorporated under the laws of the State of Nevada.

“Short Form” Merger.  The Offer to Purchaser indicates that if all of the conditions to the Offer are satisfied or waived, where applicable, the Continuing Investors will transfer all of the Class A Shares and Class B Share held by them to Purchaser, and, upon consummation of the Offer, the Continuing Investors will cause Purchaser to merge with U.S. Xpress through a “short form” merger in accordance with the applicable provisions of Chapter 92A of the Nevada Revised Statutes (the “Merger”), unless it not lawful to do so, without a vote of the stockholders of U.S. Xpress. Upon contribution of Class B Shares by the Continuing Investors to Purchaser, such Class B Shares will be converted on a one-for-one basis into Class A Shares. Pursuant to the Merger, each issued and outstanding Class A Share (other than Class A Shares held by Purchaser and Class A Shares held by stockholders who have properly exercised appraisal rights under Nevada law) will be converted into and represent the right to receive the Offer Price. For more information, see “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives” in the Offer to Purchase.

Under Section 92A.180 of the Nevada Revised Statutes, such a “short form” merger may be effected without the affirmative vote of, or prior notice to, the U.S. Xpress board of directors or the stockholders upon ownership of at least ninety percent of the outstanding shares of each class of U.S. Xpress’ common stock. The Merger will eliminate any minority ownership remaining after the Offer closes.

In the event that the 90% Condition is not satisfied, Purchaser may request the Special Committee to consent to the waiver of the 90% Condition. At this time, the Special Committee has not made a determination as to whether the Special Committee would consent to a waiver of the 90% Condition. In the event that the Special Committee consents to the waiver of the 90% Condition and Purchaser consummates the Offer without completing the Merger, the holders of Class A Shares who do not tender Class A Shares in the Offer will remain stockholders of U.S. Xpress and there may be so few remaining stockholders that U.S. Xpress’ common stock may no longer be eligible to be traded through the NASDAQ or other securities exchanges. As result, there may not be an active public trading market for U.S. Xpress’ common stock.

Nevada Anti-Takeover Law.  In general, Section 78.411 et seq. of the Nevada Revised Statutes (the “Combination with Interested Stockholders Statute”) prevents an “interested stockholder and a Nevada corporation to which the Combination with Interested Stockholders Statute applies from entering into a “combination” within three (3) years after the person first became an interested stockholder unless the combination or transaction by which the person first became an interested stockholder was approved by the board of directors before the person first became an interested stockholder. In addition, Section 78.378 et seq. of the Nevada Revised Statutes (the “Acquisition of Controlling Interest Statute”) prohibits an acquirer, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages. However, the Acquisition of Controlling Interest Statutes does not apply if (i) the articles of incorporation or bylaws of the target corporation in effect on the tenth day following the acquisition of a controlling interest by the acquirer provides that the Acquisition of Controlling Interest Statute does not apply the acquirer’s acquisition of a controlling interest or (ii) the acquirer obtains the approval of the target corporation’s disinterested stockholders. For more information, see “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

The Offer is conditioned on the taking of all necessary action by the U.S. Xpress board of directors to render inapplicable all relevant anti-takeover statues, including the Combination with Interested Stockholders Statute and the Acquisition of Controlling Interest Statute, and the continuing effectiveness of such action. On July 27, 2007, the Special Committee approved on behalf of the U.S. Xpress board of directors the formation of Purchaser and Holding Company and the transfer of Class A Shares and Class B Shares owned by the Continuing Investors to Purchaser for the purpose of rendering inapplicable the Combination with Interested

Stockholders Statute. In addition, should all of the conditions to the Offer, but for the Anti-Takeover Condition be satisfied (and not waived), the Special Committee intends on behalf of the U.S. Xpress board of directors to adopt an amendment to the bylaws of U.S. Xpress in order to render the Acquisition of Controlling Interest Statute inapplicable to the Offer in accordance with Section 73.378 of the Nevada Revised Statutes.

Appraisal Rights.  Holders of Class A Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Class A Shares who have not tendered such holder’s Class A Shares in the Offer and who properly demand appraisal of such holder’s Class A Shares under Sections 92A.300 through 92A.5000 of the Nevada Revised Statutes (the “Nevada Dissenter’s Rights Statutes”) will be entitled, in lieu of receiving the merger consideration, to demand appraisal of the fair value of such holder’s Class A Shares as long as the requirements of the Nevada Dissenter’s Rights Statutes are met. For more information, see “Special Factors — Section 7. Appraisal Rights” of the Offer to Purchase.

Regulatory Approvals.  Under the provisions of the HSR Act applicable to the Offer, the purchase of Class A Shares under the Offer may not be consummated until the expiration of a fifteen (15) calendar day waiting period following the filing by Purchaser, Holding Company and the Continuing Investors. Purchaser, Holding Company and the Continuing Investors made such filing on September 14, 2007, and the Company made such filing on September 24, 2007. The waiting period with respect to the Offer would expire at 11:59 p.m., Eastern time, on the date fifteen (15) days after such filing is made by Purchaser, Holding Company and the Continuing Investors, unless Purchaser, Holding Company and the Continuing Investors  and/or the Company receive a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such fifteen (15) day period, either the Antitrust Division or the FTC requests additional information or material from Purchaser, Holding Company, the Continuing Investors and/or the Company concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern time, on the tenth calendar day following the date of substantial compliance by Purchaser, Holding Company, the Continuing Investors and/or the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Purchaser, Holding Company, the Continuing Investors and the Company.

Forward Looking Statements

Certain statements in this Statement represent the intentions, plans, expectations and beliefs of Purchaser and U.S. Xpress and involve risks and uncertainties that could cause actual events to differ materially from the events described in this Statement, including risks and uncertainties related to whether the conditions to the Offer will be satisfied, and if not, whether the Offer and the Merger will be consummated, as well as general economic conditions, stock market trading conditions, tax law requirements or governmental regulation, and changes in the trucking industry or the business or prospects of U.S. Xpress. U.S. Xpress cautions the reader that these factors, as well as other factors described in Purchaser’s or U.S. Xpress’ SEC filings with respect to the Offer and the Merger, are among the factors that could cause actual events or results to differ materially from Purchaser’s or U.S. Xpress’ current expectations described herein.

ITEM 9.	EXHIBITS

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated September 12, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Letter from Stifel, Nicolaus & Company, Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

Exhibit	Description

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(2)	Press Release dated September 26, 2007.
(a)(5)(A)	Form of Summary Advertisement, published in Investor’s Business Daily on September 12, 2007 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).
(a)(5)(B)	Complaint of Ronald S. Wiesenthal, individually and on behalf of all other similarly situated, against U.S. Xpress Enterprises, Inc., et al., Case No. 07 01958, filed in the District Court of Washoe County, Nevada on August 28, 2007 (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
(a)(5)(C)	Letter to Stockholders of U.S. Xpress from the Special Review Committee of the Board of Directors dated September 26, 2007.
(a)(5)(D)	Press Release dated August 7, 2007.
(e)(1)	Excerpts from U.S. Xpress’ Proxy Statement filed on Schedule 14A with the SEC on April 11, 2007
(e)(2)	Restated Articles of Incorporation of U.S. Xpress dated as of April 14, 1994 (incorporated by reference to Exhibit (3)(i) to the Registration Statement, Form S-1, filed on May 20, 1994 (SEC File No. 33-79208)).
(e)(3)	Restated Bylaws of U.S. Xpress (incorporated by reference to Exhibit 3.2 to the Form 10-Q on November 9, 2004 (SEC Commission File No. 0-24806)).
(e)(4)	Escrow Agreement dated August 23, 2007, by and among U.S. Xpress, LaSalle Bank National Association, James E. Hall, Robert J. Sudderth, John W. Murrey, III, Max L. Fuller and Patrick E. Quinn (incorporated by reference to Exhibit (d)(xii) to the Schedule TO).
(e)(5)	Indemnification Agreement dated August 9, 2007, by and between U.S. Xpress and Max L. Fuller (incorporated by reference to Exhibit (d)(xiii) to the Schedule TO).
(e)(6)	Indemnification Agreement dated August 9, 2007, by and between U.S. Xpress and Patrick E. Quinn (incorporated by reference to Exhibit (d)(xiv) to the Schedule TO).
(e)(7)	Indemnification Agreement dated August 9, 2007, by and between U.S. Xpress and James E. Hall.
(e)(8)	Indemnification Agreement dated August 9, 2007, by and between U.S. Xpress and John W. Murrey, III.
(e)(9)	Indemnification Agreement dated August 9, 2007, by and between U.S. Xpress and Robert J. Sudderth, Jr.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the following individuals certify that the information set forth in this Statement is true, complete, and correct.

/s/  John W. Murrey, III
Name:    John W. Murrey, III

Title:	Director and Chairman of the Special Review Committee of the Board of Directors of U.S. Xpress Enterprises, Inc.

/s/  James E. Hall
Name:    James E. Hall

Title:	Director and Member of the Special Review Committee of the Board of Directors of U.S. Xpress Enterprises, Inc.

/s/  Robert J. Sudderth, Jr.
Name:    Robert J. Sudderth, Jr.

Title:	Director and Member of the Special Review Committee of the Board of Directors of U.S. Xpress Enterprises, Inc.

Dated: September 26, 2007